UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

 ______________________

UNIVERSAL LOGISTICS HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

______________________

Common Stock, no par value
(Title of Class of Securities)

______________________

91388P105
(CUSIP Number of Class of Securities)

______________________

Jeffrey A. Rogers
Chief Executive Officer
Universal Logistics Holdings, Inc.
12755 E. Nine Mile Road
Warren, Michigan 48089
(586) 920-0100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Courtney C. Crouch, III, Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.
425 West Capitol, Ste. 1800
Little Rock, Arkansas 72201
Telephone: (501) 688-8822
Facsimile: (501) 918-7822

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$7,200,000	$873

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 300,000 shares of common stock at the maximum tender offer price of $24.00 per share.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $873	Filing Party: Universal Logistics Holdings, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 5, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

Universal Logistics Holdings, Inc., a Michigan corporation (“Universal” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 5, 2019 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 300,000 shares of its common stock, no par value, at a price not greater than $24.00 nor less than $21.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the original Offer to Purchase, dated August 5, 2019 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended and supplemented from time to time together constitute the “Offer”).

Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged.

All information set forth in the Offer to Purchase, which was previously filed with the Schedule TO, is hereby incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO to correct certain disclosures made in Section 10 of the Offer to Purchase and to include as an exhibit to the Schedule TO the Company’s Quarterly Report on Form 10-Q for the period ended June 29, 2019, filed on August 8, 2019, which report is incorporated by reference into the Offer to Purchase. Accordingly, Items 3, 4, 5, 8, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Schedule TO and the Offer to Purchase, are hereby amended and supplemented as follows:

Item 3.   Identity and Background of Filing Person.

Item 3(a) of the Schedule TO, to the extent such Item incorporates by reference the information contained in Section 10 of the Offer to Purchase, is hereby amended and supplemented as follows:

In Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase under the caption “Stock Incentive Plan,” the Company incorrectly reported the number of shares and the fair value of an award of restricted stock granted to the Company’s Chief Executive Officer on February 22, 2017. Accordingly, the second paragraph under the caption “Stock Incentive Plan” of Section 10 of the Offer to Purchase is amended and restated in its entirety to read as follows:

On February 20, 2019, we granted a total of 44,500 shares of restricted stock to our named executive officers and other key employees, including 12,000 shares to our Chief Executive Officer and 10,000 shares to our Chief Financial Officer. These restricted shares vest in four equal installments on February 20 of each of the next four years, subject to continued employment with the Company. These shares have a fair value of $23.56 based on the closing price of the Company’s stock on the grant date. Additionally, on February 22, 2017, we granted 10,000 shares of restricted stock to our Chief Executive Officer, 25% of which vested immediately on the grant date and the remainder of which vest in three equal installments on March 5 of each of the next three years following the grant date, with the final installment vesting on March 5, 2020, subject to continued employment with the Company. These shares have a fair value of $13.45 per share based on the closing price of the Company’s stock on the grant date. As of August 2, 2019, an aggregate of 162,380 shares of common stock remain available for future grants under the Plan.

Item 4.   Terms of the Transaction.

Items 4(a) and (b) of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 10 of the Offer to Purchase, are hereby amended and supplemented to include the information set forth in Item 3(a) of this Amendment No. 1, which is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

Item 5(e) of the Schedule TO, to the extent such Item incorporates by reference the information contained in Section 10 of the Offer to Purchase, is hereby amended and supplemented to include the information set forth in Item 3(a) of this Amendment No. 1, which is incorporated herein by reference.

Item 8.   Interest in Securities of the Subject Company.

Items 8(a) and (b) of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 10 of the Offer to Purchase, are hereby amended and supplemented to include the information set forth in Item 3(a) of this Amendment No. 1, which is incorporated herein by reference.

Item 11.   Additional Information.

Item 11(a) of the Schedule TO, to the extent such Item incorporates by reference the information contained in Section 10 of the Offer to Purchase, is hereby amended and supplemented to include the information set forth in Item 3(a) of this Amendment No. 1, which is incorporated herein by reference.

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

On August 8, 2019, the Company filed its Quarterly Report on Form 10-Q for the period ended June 29, 2019. A copy of the Quarterly Report is filed as Exhibit (a)(5) to this Schedule TO and is incorporated herein by reference.

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)	Quarterly Report on Form 10-Q of Universal Logistics Holdings, Inc. for the period ended June 29, 2019 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2019).

__________________________

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2019

UNIVERSAL LOGISTICS HOLDINGS, INC.

By:	/s/ Jeffrey A. Rogers
	Name:	Jeffrey A. Rogers
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated August 5, 2019.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2019.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2019.

(a)(1)(F)*	Press Release dated August 5, 2019.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Quarterly Report on Form 10-Q of Universal Logistics Holdings, Inc. for the period ended June 29, 2019 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed August 8, 2019).

(b)(1)	Credit and Security Agreement dated as of November 27, 2018 among Universal Management Services, Inc., Cavalry Logistics, LLC, Fore Transportation, Inc., Logistics Insight Corp., Mason Dixon Intermodal, Inc., Southern Counties Express, Inc., Specialized Rail Service, Inc., Universal Logistics Solutions International, Inc., Universal Specialized, Inc., Universal Truckload, Inc., Westport Axle Corp., and Westport Machining, LLC, as borrowers, certain subsidiaries of Universal Logistics Holdings, Inc., as guarantors, and KeyBank National Association as administrative agent and lender (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 29, 2018).

(d)(1)	2014 Amended and Restated Stock Incentive Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A, filed on April 29, 2014).

(d)(2)	Form of Restricted Stock Bonus Award Agreement under the 2014 Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit B of Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A, filed on April 29, 2014).

(d)(3)	Employment Agreement, dated June 2, 2014, by and between Universal Management Services, Inc. and Jeff Rogers (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 16, 2015).

(d)(4)	Amended and Restated Registration Rights Agreement among the Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust and the M.J. Moroun 2012 Annuity Trust (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed July 26, 2012).

(g)	Not Applicable.

(h)	Not Applicable.

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*	Previously filed.